

January 16, 2015

<u>**Via Email**</u>
Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

> **Re: DelMar Pharmaceuticals, Inc.**
> **Schedule TO-I**
> **Filed January 8, 2015**
> **File No. 005-87181**

Dear Mr Sichenzia:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Exhibit 99.1 to the company's current report on Form 8-K filed on January 8, 2015 consists of a press release announcing the commencement of the Offer, yet the press release does not appear to have been filed under cover of Schedule TO. Please refer to Rule 13e-4 (c) and file all written communications relating to the offer under cover of Schedule TO.

Exhibit (a)(1)(B)

Cautionary Statement…, page 1

2. We note disclosure that you undertake "…no obligation to update any forward-looking

statement or statements…" This assertion is inconsistent with the company's obligation to amend and promptly disseminate revised information in the event that existing disclosure materially changes. Therefore, please revise this disclosure and refrain from including such language in future press releases and filings. Refer generally to Rules 13e-4(d)(2) and 13e-4(e)(3).

Financial Information Regarding the Company, page 8

3.   Consistent with the requirements of Item 1010 (c) of Regulation M-A, please revise to include in the Offer to Exchange all of the summary financial statements required by that item. Please refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Third Supplement (July 2001) at H.7 available at http://www.sec.gov/interps/telephone/phonesupplement3.htm

Warrant Exchange Agreements, page 18

4.   We note that certain warrantholders entered into warrant exchange agreements representing 1,244,666 warrants on December 31, 2014. Please supplementally advise us of the negotiations that preceded the execution of the warrant exchange agreements. For example, advise us of the total number of persons contacted (i.e., including persons who chose not to execute the warrant exchange agreement at that time) and what percentage of the total number of warrantholders such persons represented. Also, please confirm whether all persons who executed the agreement are accredited investors. We may have further comment.

Conditions of the Exchange Offer, page 22

5.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification of whether or not the conditions have been satisfied. In this regard, we refer to disclosure in the fourth bullet point under (c), which references any "significant" decrease in the market price of the company's common stock. Please further clarify how the bidder will assess the significance of the decline by reference to a quantitative reference point, such as a certain percentage decline from the prior market price as quoted on the OTCQX.

6.   Please refer to the final paragraph under this heading. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform securityholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

7.   Please refer to the comment above. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the

number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the company's understanding in your response letter.

Available Information/Incorporation by Reference, page 26

8. You disclose that periodic reports subsequently filed pursuant to the Exchange Act will be incorporated by reference to the Offer to Exchange through the expiration of the offer. Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise your disclosure and confirm your understanding.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        /s/ Mellissa Campbell Duru

        Mellissa Campbell Duru
        Special Counsel
        Office of Mergers & Acquisitions